SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

KT Gwanghwamun Building East

33, Jongno 3-gil, Jongno-gu

110-130 Seoul, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 24, 2017
KT Corporation

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Vice President

By:	/s/ Jungsup Jung
Name:	Jungsup Jung
Title:	Director

Results of the 35th Annual General Meeting of Shareholders

1. Approval of Financial Statements			(Unit: KRW Million, except for earnings per share)
The 35th Fiscal Year (Fiscal Year ended December 31, 2016)
Consolidated	Total Assets	30,587,733	Revenues	22,743,665
	Total liabilities	17,792,954	Operating income	1,439,979
	Consolidate- Capital stock	1,564,499	Net income	797,844
	Total Stockholders’ Equity	12,794,779	Basic earnings per share (KRW)	2,904
KT Separate	Total Assets	24,700,337	Revenues	17,028,868
	Total liabilities	13,615,818	Operating income	1,059,591
	Capital stock	1,564,499	Net income	809,330
	Total Stockholders’ Equity	11,084,519	Basic earnings per share (KRW)	3,305
Audit Opinion		Consolidated		Unqualified
		KT Separate		Unqualified
2. Resolution of Dividends
Type of dividend				Cash Dividend
Regular cash dividend per share (KRW)				800
Total cash dividends (KRW)				195,977,314,400
Dividend yield (%)				2.6
3. Status of Directors (as of the date of appointment)
A. Approval of Appointment of Directors

Appointment of Directors

- Three (3) Inside Directors

: Chang-Gyu Hwang, Heon-Moon Lim, Hyeon Mo Ku

- Four (4) Outside Directors

: Jong-Gu Kim, Dae-Geun Park, Gae Min Lee, Il Im

Appointment of members of Audit Committee

- Two (2) members of Audit Committee who are outside directors

: Jong-Gu Kim, Dae-Geun Park

B. Number of Outside Directors Following Appointment	Total number of directors	11
	Number of outside directors	8
	Percentage of outside directors(%)	72.7
C. Number of Auditors Following Appointment	Standing auditors	—
	Non-standing auditor	—
D. Number of Members of Audit Committee Following Appointment	Number of members of Audit Committee who are outside directors	4
	Number of members of Audit Committee who are non-outside directors	0
4. Details of Other Resolutions

Agenda Item No. 1. Election of CEO (CEO Candidate : Chang-Gyu Hwang)

Agenda Item No. 2. Approval of the 35th Financial Statements: approved as originally proposed

Agenda Item No. 3. Amendment of Articles of Incorporation: approved as originally proposed

Agenda Item No. 4. Election of Directors (Total of Six(6) directors: Two(2) Inside Directors, Four(4) Outside Directors)

Agenda Item 4-1. Inside Director Candidate : Heon Moon Lim: approved as originally proposed

Agenda Item 4-2. Inside Director Candidate : Hyeon Mo Ku: approved as originally proposed

Agenda Item 4-3. Outside Director Candidate : Jong-Gu Kim: approved as originally proposed

Agenda Item 4-4. Outside Director Candidate : Dae-Geun Park: approved as originally proposed

Agenda Item 4-5. Outside Director Candidate : Gae Min Lee: approved as originally proposed

Agenda Item 4-6. Outside Director Candidate : Il Im: approved as originally proposed

Agenda Item No. 5. Election of members of Audit Committee (Total of Two(2) members of Audit Committee)

Agenda Item 5-1. Audit Committee Candidate : Jong-Gu Kim: approved as originally proposed

Agenda Item 5-2. Audit Committee Candidate : Dae-Geun Park: approved as originally proposed

Agenda Item No. 6. Approval of Limit on Remuneration of Directors: approved as originally proposed

Agenda Item No. 7. Approval of Employment Contract for the CEO: approved as originally proposed

5. Date of Annual General Meeting of Shareholders	March 24, 2017
6. Reference	AGM Notice on March 3, 2017

  Details relating to Elected CEO

Name	Date of Birth	Term	Whether Newly Elected	Work Experience (including current position)
Chang-Gyu Hwang	January 23, 1953	3 years	Re-elected

2014 - Present: KT CEO

2013 – 2014: Distinguished Chair Professor, Sungkyunkwan University

2010 – 2013: President & National CTO, Office of Strategic R&D Planning, Ministry of Knowledge and Economy

1989 – 2010: Samsung Electronics

2009-2010:  Advisor

2008-2009:  President & CTO, Corporate Technology Office

2004-2008:  President & CEO, Semiconductor Business

2001-2003:  President, Memory Division

2000-2001:  Executive Vice President & CEO, Memory Division

1999:           Executive Vice President & General Manager, Semiconductor R&D Center

1998-1999:  Senior Vice President & General Manager, Semiconductor R&D Center

1994-1997:  Vice President, Semiconductor R&D Center

1991-1994:  Director & Executive Director, Semiconductor R&D Center

1985-1989:  Research Associate, Electrical Engineering, Stanford University

Details relating to Elected Inside Directors

Name	Date of Birth	Term	Whether Newly Elected	Work Experience (including current position)
Heon Moon Lim	November 15, 1960	1 year	Re-elected

2015 – Present: Chief Marketing Officer, KT

2014 – 2015: Head of Customer Business Group, KT

2013 – 2014: Professor, Department of Economics and Management, Chungnam National University

2012 – 2013: Chief Operating Officer of KT Telecom & Convergence Group

2012: Chief Operating Officer of Home Customer Strategy BU, KT Home Business Group

2010 – 2012: Head of Home Customer Strategy BU, KT Home Business Group

2010: Head of Home Integrated Marketing Communication BU, KT Home Business Group

Hyeon Mo Ku	January 13, 1964	1 year	Re-elected

2015 – Present: Chief Operating Officer, KT

2014 – 2015: Chief Secretary, KT

2013 – 2014: Head of Operating Office of KT Telecom & Convergence Group

2011 – 2012: Head of KT Retail Channel Business Unit

2010 – 2011: Head of KT Mobile Business Strategy Business Unit

2009 – 2010: Head of KT Corporate Management Strategy Department

Details Relating to Elected Outside Directors

Name	Date of Birth	Term	Whether Newly Elected	Work Experience (including current position)	Current Outside Director of Other Company
Jong-Gu Kim	July 7, 1941	3 years	Re-elected	1997 – 1998: The 46th Minister of Ministry of Justice 1995 – 1997: Director of the Seoul High Prosecutors’ Office 1994 – 1995: The 35th Vice-Minister of Ministry of Justice	None
Dae-Geun Park	March 15, 1958	1 year	Re-elected	2015 – Present: Chairman of the Macroeconomy & Finance sub-committee, National Economic Advisory Council	None

2013 – Present: Chief of the Economic Research Institute, Hanyang University

1991 – Present: Professor of the College of Economics and Finance, Hanyang University

2015 – 2016: Chief of the Korea International Finance Association

2013 – 2016: Chairman of the Financial Development Council, Financial Services Commission

Gae Min Lee	November 1, 1946	3 years	Newly elected

2016 – Present: Advisor, Korea Industrial Development Institute

2009 – 2012: Director, Korea News Editors’ Association Fund

2008 – 2010: Editor-in-chief, Senior Managing Director, The Korea Economic Daily

2005 – 2007: Vice Chairman, Korea New Editors’ Association

2003 – 2004: CEO, Hangyung.com

None
Il Im	March 20, 1966	3 years	Newly elected	2017 – Present: President, Korea Society of Management Information System 2015 – 2016: Vice President, Korea Automobile Manufacturers Association 2000 – 2004: New Jersey Institute of Technology	None

Details Relating to Elected Audit Committee Members

Name	Date of Birth	Term	Whether Newly Elected	Whether Outside Director	Work Experience (including current position)
Jong-Gu Kim	July 7, 1941	3 years	Re-elected	Outside Director	1997 – 1998: The 46th Minister of Ministry of Justice 1995 – 1997: Director of the Seoul High Prosecutors’ Office 1994 – 1995: The 35th Vice-Minister of Ministry of Justice
Dae-Geun Park	March 15, 1958	1 year	Re-elected	Outside Director

2015 – Present: Chairman of the Macroeconomy & Finance sub-committee, National Economic Advisory Council

2013 – Present: Chief of the Economic Research Institute, Hanyang University

1991 – Present: Professor of the College of Economics and Finance, Hanyang University

2015 – 2016: Chief of the Korea International Finance Association

2013 – 2016: Chairman of the Financial Development Council, Financial Services Commission

Details Relating to Amendment of Business Purpose

	<Before>	<After>	Reason for amendment
Amendment of business purpose	Article 2. (Purpose) The objective of kt is to engage in the following business activities 8. IT facility construction business and electrical construction business	Article 2. (Purpose) The objective of KT is to engage in the following business activities 8. IT facility construction business, electrical construction business and fire protection facility business	KT amends Article 3 (Purpose) – KT expects to create new business opportunities through management consultancy business, warehousing and storage business, fire protection facility business, and electrical system design business

	22. New and renewable energy and energy generation business	22. New and renewable energy, energy generation business and electrical system design business 27. Activities of management consultancy 28. Warehousing and storage

27. Any and all other activities or businesses incidental to or necessary for attainment of the foregoing.

29. Any and all other activities or businesses incidental to or necessary for attainment of the foregoing.

Addendum (March 24, 2017)

These Articles of Incorporation shall become effective as of the date of resolution of the General Meeting of Shareholders